EXHIBIT 70


                            OLIMPIA SPA PRESS RELEASE
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Milan, January 23, 2005 - Olimpia, having acknowledged the decision of the
Boards of Directors of Telecom Italia and Tim, announced on the date hereof, to continue the integration process and convene the respective shareholders' meetings to approve the merger of Tim into Telecom Italia, for purposes of the best market disclosure, announces that it has entered into two [forward purchase] agreements (da verificare la corretta traduzione di "contratti a termine"), respectively, over ordinary shares of Telecom Italia and bonds convertible into ordinary shares of Telecom Italia.


The completion of the purchase agreements - which is conditional upon the subscription of the Euro 2 billion capital increase of Olimpia expected to occur within February 2, 2005 - should entail a payment of approximately Euro 1 billion.


As of the date hereof, shares and convertible bonds, equal to approximately 310 million ordinary shares of Telecom Italia, are held by the relevant intermediaries. The average price of the securities already held by the intermediaries (including the shares resulting from the conversion, if any, of the convertible bonds) is equal to approximately Euro 3.09 per share.


The foregoing agreements represent the first and partial implementation of the planned acquisition of ordinary shares of Telecom Italia at which the capital increase of the Company is aimed.


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